UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

WPCS International Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92931L 40 1
(CUSIP Number)

July 14, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON American Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 173,103*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 173,103*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,103*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%*
12	TYPE OF REPORTING PERSON OO

* The percentage set forth in row (11) is based on 2,086,956 shares of common stock outstanding after giving effect to (A) the conversion of (i) 22 shares of Series F-1 Preferred Convertible Stock into  1,304 shares of common stock (including certain dividend and make-whole shares issuable upon conversion of such preferred stock), (ii) 179 shares of Series G-1 Preferred Convertible Stock into 13,009 shares of common stock (including certain dividend and make-whole shares issuable upon conversion of such preferred stock), (iii) 235 shares of Series H Preferred Convertible Stock into 23,500 shares of common stock, and (iv) 541 shares of Series H-1 Preferred Convertible Stock into 54,100 shares of common stock, and (B) the issuance of  81,190 shares of common stock upon exercise of  81,190 warrants.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 173,103*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 173,103*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,103*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%*
12	TYPE OF REPORTING PERSON IN; HC

* See Item 4

CUSIP NO. 92931L 40 1

Item 1(a).	Name of Issuer:

WPCS International Incorporated, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

521 Railroad Avenue
Suisun City, California 94585

Item 2(a).	Name of Person Filing:

American Capital Management, LLC, a Delaware limited liability company (“ACM”) and Kimberly Page.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.

Item 2(c).	Citizenship:

ACM is incorporated in Delaware.  Ms. Page is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

92931L 40 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/ x /	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

CUSIP NO. 92931L 40 1

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on July 15, 2015:

(i)
ACM may be deemed to beneficially own 1,304 Shares upon conversion of 22 shares of Series F-1 Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series F-1 Shares”) (including certain dividend and make-whole shares issuable upon conversion of certain of the reported securities), 13,009 Shares upon conversion of 179 shares of Series G-1 Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series G-1 Shares”) (including certain dividend and make-whole shares issuable upon conversion of certain of the reported securities), 23,500 Shares upon conversion of 235 shares of Series H Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series H Shares”), 54,100 Shares upon conversion of 541shares of Series H-1 Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series H-1 Shares”), and 81,190 Shares upon exercise of 81,190 warrants with an exercise price of $1.66 per Share (the “Warrants” and, together with the Series F-1 Shares, the Series G-1 Shares, the Series H Shares and the Series H-1 Shares, the “Reported Securities”); provided, however, that notwithstanding the foregoing, pursuant to the terms of the Reported Securities, ACM is not permitted to convert or exercise (as the case may be) any of the Reported Securities if the Reporting Persons and any of their affiliates would beneficially own, after any such conversion or exercise (as the case may be), more than 9.99% of the outstanding Shares (the “9.99% Blocker”).

(ii)	Ms. Page, as the manager of ACM, may be deemed the beneficial owner of the 173,103 Shares that may be deemed to be owned by ACM, subject to the 9.99% Blocker as discussed above, if applicable.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

CUSIP NO. 92931L 40 1

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in Row (11) of the cover page for each Reporting Person is based on 1,913,853 Shares outstanding as of July 14, 2015 plus the 173,103 Shares that may be deemed to be owned by ACM upon conversion or exercise (as the case may be) of the Reported Securities, subject to the 9.99% Blocker (as discussed above), if applicable.

As a result of the 9.99% Blocker, the Reporting Persons may not be able to convert or exercise (as the case may be) all of the Reported Securities reported herein.

(c)	Number of shares as to which each Reporting Person has:

The information required by Item 4(c) is set forth in Rows (5) - (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 92931L 40 1

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2015

American Capital Management, LLC

By:	/s/ Kimberly Page
	Name:	Kimberly Page
	Title:	Manager

/s/ Kimberly Page
Kimberly Page